July 24, 2009

Kenneth S. Klein, President
Klein Retail Centers, Inc.
89 West Chicago Street
Coldwater, MI 49036

> **Re:** **Klein Retail Centers, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed June 23, 2009**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Page numbers referenced in our comments correspond to the EDGAR version of this amendment.

General Comments

1. We note your response to comment 3 of our letter. Even if no securities were sold from the posting, the information contained in the posting may have constituted an offer to sell securities prior to filing a registration statement. If so, the offer would be inconsistent with the requirements of Section 5(c) of the Securities Act. Please provide us with an analysis of whether the information previously posted on your website constituted an offer of your securities. Also, please tell us the date that this information was first posted on your website and the date that it was removed.

2.   We note the additional disclosure on page 21 regarding a possible offering of
        convertible promissory notes. Please tell us whether this would be a registered or
        an exempt offering. Also, please explain why this disclosure does not constitute a
        general solicitation for the convertible notes offering.

Risk Factors, page 5

3.   We note your response to comment 6 of our letter. In response to our comment,
        you state that you do not believe there is a lack of diversification because the
        shadow retail centers are located in different geographic locations and have
        different tenants. However, we note that you have only 9 retails centers, and do
        not own any other types of real estate. Four of these retail centers are located in
        Missouri and Arkansas. Further, we note that your tenants, Dollar Tree and
        Fashion Bug, provide 36% of your revenue. Therefore, we continue to believe
        that a risk factor should be added to address the lack of diversification in the type
        and geographic location of properties that you own and operate. Please provide
        an additional risk factor, as previously requested.

KRC may effect a convertible promissory note offering…, page 6

4.   Please expand the risk factor to discuss the risk of dilution to existing
        stockholders in the event the note holders convert these notes or exercise the
        warrants.

With one person who is also the majority shareholder … page 7

5.   In this risk factor, you state: "Mr. Klein will not attempt to circumvent his
        director's fiduciary duty to KRC or validate any unfavorable corporate action to
        KRC by seeking or obtaining shareholder vote, which vote he controls. Mr. Klein
        believes that the duty to KRC as a director to act in a manner in the best interests
        of KRC override and supersede any action that he may have available as a
        shareholder that would be counter to the best interests of KRC." Please remove
        this language as it appears to mitigate the risk being disclosed. Please make
        similar revisions to the risk factor: "Kenneth Klein as the president, director and
        majority shareholder could increase fees paid to the management company, which
        he owns."

Dilution, page 11

6.   We note your response to comment 10. Please disclose the amount of the increase in net tangible book value per share attributable to new investors as required by Item 506(b) of Regulation S-K. This is the difference between the net tangible book value per share before the offering and the net tangible book value per share after the offering (i.e., the increase in book value per share of the shares owned by existing shareholders). For example, based on your disclosures assuming 1 million shares are sold, the increase would be $0.56, the difference between $(0.14) and $0.42.

Current Operations, page 14

7.   We note your response to comment 14 of our letter. In your response, you state that you will provide us with the updated appraisals. Please confirm that you will update your disclosure once you receive the revised appraisals.

8.   Please provide the following information for each property the book value of which amounts to ten percent or more of your total assets or the gross revenue from which for the last fiscal year amounted to ten percent of more of your aggregate gross revenues:

- the current principal amount of any material mortgage or other lien or encumbrance, the interest and amortization provisions, prepayment provisions, maturity date, and amounts due at maturity assuming no principal payments have been made in advance of its due date;

- the occupancy rate expressed as a percentage for each of the last five years;

- the principal provisions of your leases with tenants occupying ten percent or more of the rentable square feet of each property; and

- the average effective annual rent per square foot for each of the last five years.

Refer to Items 14 and 15 of Form S-11.

Management of the Shadow Retail Centers, page 20

9.   We note your response to comment 16 of our letter. We could not locate your revised disclosure. Please revise to discuss the reimbursement arrangement with Midwestern Management. Please disclose whether the expenses for which Midwestern Management receive reimbursement includes the salaries paid to Midwestern Management's employees, including Mr. Klein.

10.   Disclosure in Part II of the registration statement indicates that in December 2008 you issued 198,000 shares of common stock to employees of Midwestern Management for services provided. Please revise this section of the prospectus to disclose this payment and explain why you made this payment in addition to the 5% management fee to Midwestern Management. It is not clear why you would directly compensate employees of Midwestern Management for their services.

Conflicts of Interest, page 26

11.   Please expand your disclosure in this section to address all potential conflicts of interests, including, but not limited to, the ability of Mr. Klein to determine the compensation to be paid to Midwestern Management.

Management's Discussion and Analysis … page 27

Current Operations, page 27

12.   We note your disclosure regarding your monthly expenses. As currently presented, it appears that your expenses exceed your monthly income. Please revise to clarify whether any portion of these expenses are paid by your tenants and, if so, please quantify those amounts on a monthly basis. Additionally, please disclose the total amount of expenses paid each month for both you and your tenants.

13.   We note your disclosure that the management fee is approximately $5,223 per month. However, on page 31, you disclose that the management fee is approximately $6,661 per month. Please revise your disclosure to address this discrepancy or advise.

Discussion of Fiscal Years Ended December 31, 2007 and December 31, 2008, page 29

14.   Please add disclosure regarding reimbursement of property operating and maintenance costs received each year from your tenants. Please add similar disclosure under the section "Discussion of Three Months Ended March 31, 2008 and March 31, 2009."

Executive Compensation, page 31

15.   We note your response to comment 30 of our letter and the revised disclosure in
       footnote (1) to the summary compensation table. Please tell us why you
       concluded that remuneration received by Mr. Klein from Midwestern
       Management should not be viewed as compensation paid for services rendered to
       the registrant. Consider that Item 402 of Regulation S-K is not limited to
       compensation paid directly by the registrant and also includes compensation paid
       "by any person for all services rendered in all capacities to the registrant." Refer
       to Item 402(m)(1). Alternatively, please revise the table to reflect the amounts of
       remuneration paid to Mr. Klein by Midwestern Management and any other person
       for services rendered to KRC.

16.   Please revise footnote (2) to disclose the amount that you paid to Mr. Klein for
       redemption of his 6 million shares in December 2008 and tell us why you have
       omitted those 6 million shares from the summary compensation table. In
       addition, considering that Mr. Klein continued to hold 1 million shares at the end
       of fiscal 2008, please tell us why you omitted the disclosure specified in Item
       402(p) regarding outstanding equity awards at fiscal year end.

Security Ownership of Certain Beneficial Owners and Management, page 32

17.   Please provide disclosure regarding the address of each beneficial owner in
       accordance with Item 403 of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

18.   Below the title of the opinion it indicates the report is in draft form. Please
       remove as appropriate.

Note 5 – Stockholders' Equity and Member's Equity, page 13; Note 6 - Related Party
Transactions, page 14

19.   We note from your expanded disclosure in response to comment 35, that you
       valued the shares issued for services based on the most recent stock price for sales
       of stock to third parties. Based on your Statement of Stockholders' Equity, it
       appears the last sale to third parties for cash was at $0.20 per share which differs
       from the $5 per share attributed to the value ascribed to the stock issued for
       services. Please clarify the transactions in which you based your valuation, and
       where in the financial statements you disclosed those transactions. Also, explain
       how your measurement of fair value complies with SFAS 123R.

Part II

Item 32 and 33. Sales to Special Parties and Sales of Unregistered Securities, page 54

20. We note that you have revised your disclosure in this section and now state that the securities were sold pursuant to Section 3(b). Section 3(b) gives the Commission authority to adopt rules that exempt classes of securities from registration under the 1933 Act. Please revise to disclose the specific exemptive rule that you are relying on for each transaction and briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

21. We note your disclosure that you have issued 8,060,430 shares. However, the amounts listed under this item only account for 7,960,430 shares. Please provide disclosure regarding the additional 100,000 shares that have been sold in accordance with Item 701.

22. We note your response to prior comment 39; however, it appears that you have disclosed the type and amount of consideration received for only two of the transactions. Please revise as previously requested to disclose the type and amount of consideration for each of these transactions.

23. We note your response to prior comment 40; however, we are unable to locate your analysis of how sales to 56 investors were exempt under Section 4(2). Please revise or direct us to the additional disclosure.

Exhibits

24. We note your response to comment 46. Please note that we will need to review your exhibits before we declare the registration statement effective and we may have comments. Therefore, please file all of the exhibits required by Item 601 as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

* * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (via fax)